                                                   Filed by Gart Sports Company
                                                   Subject pursuant to Rule 425
                                               under the Securities Act of 1933
                                              and deemed filed pursuant to Rule
                                              14a-12 of the Securities Exchange
                                                   Act of 1934 ("Exchange Act")

                                           Subject Company: Gart Sports Company
                                               Exchange Act File No.: 000-23515

                     Gart Sports / Oshman's Sporting Goods
                              Merger At-A-Glance

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                               [GART SPORTS LOGO]                      [OSHMAN'S LOGO]                        COMBINED
-----------------------------------------------------------------------------------------------------------------------------------
       Stores                          120                                    58                                 178
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       States                           16                                    14                                  25
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Trailing 4 Quarters'
     Revenue*                     $720.5 million                         $318.4 million                    $1,038.9 million/(1)/
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Trailing 4 Quarters'
     EBITDA*                      $37.4 million                         $16.4 million**                      $53.8 million
-----------------------------------------------------------------------------------------------------------------------------------
1-Year Stock Price
   Performance                        +83%                                   +405%                                 N/A
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Employees                              5,348                                  2,978                               8,326
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Merchandise                   Hardline goods and team        Women's sports equipment, softline goods        Broad product mix
 Specialty                       sports equipment                           and apparel
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Strongest              Colorado, California, Illinois, Utah,             Texas, California,                 Presence in nation's
 Markets                             Washington                               Louisiana                    Fastest growing markets
-----------------------------------------------------------------------------------------------------------------------------------
*4 quarters ended October 28, 2000.    ** Excludes extraordinary gains on property and leasehold sales

/(1)/ Registrant noted amount originally reported was not correct. Trailing 4 quarters revenue for Gart was $720.5 million, not 750.5 million as previously reported. Combined training 4 quarters revenue was $1038.9 million, not $1068.9 million as previously reported.

GRTS 1-year stock performance chart. 2/08/00 -- 2/08/01         OSH 1-year stock performance chart. 2/08/00 -- 2/08/01

                [CHART]                             [CHART]

                                  GART SPORTS

                       Oshman's Acquisition Announcement

                             Key Discussion Points

I. The management of Gart Sports believes this acquisition is a great strategic move. We are joining forces with a very successful retailer who complements our product selection, store formats and geographic locations. Additionally, both companies bring outstanding name recognition, extensive industry experience and valuable assets to the combined company. Oshman's has a proven expertise in the softlines categories, whereas Gart has historically delivered very strong hardlines results. These complementary strengths will be integrated into the new combined company, which we believe, will be stronger than either company could be on a stand-alone basis.

II. This acquisition creates the following advantages and opportunities for Gart Sports:

          . It creates a company with annualized sales in excess of $1Billion (Oshman's sales on a trailing 4Q's basis at the end of the third quarter were $318 million and Gart's trailing 4Q's have been $720 million).

          . The Synergies should be significant. Upon full realization, they should exceed $10 million on an annualized basis.

          . We expect to incur integration costs during the first six months after the acquisition, however, the costs will not extend beyond the six-month time-period.

          . Once again, as stated in the press release, we fully expect that the combination will be accretive to our first year's earnings
               (EPS), specifically fiscal 2001, after factoring the one-time integration costs out of the normalized results.

     . The combination results in a great geographic fit between the two companies, with very little store over-lap and as such, we're not anticipating having to close any over-lapping stores:

                                                   Store Locations
                                         Gart Sports              Oshmans                  Total
          *    California                     30                     10                      40
          *    Texas                           0                     28                      28
          *    Colorado                       23                      0                      23
          *    Illinois                       15                      0                      15
          *    Utah                           12                      1                      13
          *    Washington                      9                      1                      10
          *    Idaho                           7                      0                       7
          *    Minnesota                       5                      1                       6
          *    Louisiana                       0                      5                       5
          *    New Mexico                      2                      3                       5
          *    Wyoming                         4                      0                       4
          *    Oregon                          3                      0                       3
          *    Ohio                            3                      0                       3
          *    Montana                         2                      0                       2
          *    Arizona                         0                      2                       2
          *    Oklahoma                        0                      2                       2
          *    Wisconsin                       2                      0                       2
          *    Nevada                          1                      0                       1
          *    Iowa                            1                      0                       1
          *    Indiana                         1                      0                       1
          *    Kansas                          0                      1                       1
          *    Michigan                        0                      1                       1
          *    Tennessee                       0                      1                       1
          *    South Carolina                  0                      1                       1
          *    Florida                         0                      1                       1
                                             ---                     --                     ---
               **   Total                    120                     58                     178
                                             ---                     --                     ---

 .    The combination also allows us to continue our expansion into existing markets, where our financial returns on new stores are the greatest.

 .    We continue to be committed to being the dominant player in all of our
     Midwest, Southwest and Western markets. In fact, we now have almost twice as many stores in our markets then all of our big-box competitors combined. Specifically, we have 175 stores in these markets whereas the combined store count for The Sports Authority (TSA), Dick's, Galyan's, Sports Chalet and Academy is only 92 stores.

                                      Gart/Oshmans           TSA              Other
          *    Illinois                     15                15                 2 (Galyans)
          *    California                   40                10                23 (SPCH)
          *    Washington                   10                 3
          *    Minnesota                     6                                   3 (Galyans)
          *    Utah                         13
          *    Colorado                     23                                   1 (Galyans)
          *    New Mexico                    5
          *    Montana                       2
          *    Idaho                         7
          *    Wyoming                       4
          *    Oregon                        3
          *    Nevada                        1
          *    Iowa                          1
          *    Wisconsin                     2
          *    Indiana                       1
          *    Ohio                          3                                   2 (Galyans)
          *    Texas                        28                 2                12 (Academy)
          *    Louisiana                     5                 1                 1 (Academy)
          *    Arizona                       2                 7
          *    Oklahoma                      2                                   1 (Academy)
          *    Kansas                        1                                   3 (2-Dicks: 1-Galyans)
          *    Michigan                      1                                   6 (Dicks)
          *    Tennessee                     1
          *    South Carolina                1
          *    Florida                       1
               **   Total                  178                38                54
                                           ---                --                --

          . The combination also continues to build on the story that this industry, and specifically the "big box" segment of the industry, needs to be consolidated.

III. We're even more positive about this acquisition than we were when we merged with Sportmart in 1998:

          . Oshman's comparable store sales performance year-to-date through the third quarter of 2000 was +8.0% whereas Sportmart had been delivering negative comps over the prior few years. In addition, Oshman's pre-announced that their November comp sales were +11%.

          . Oshman's has also delivered $16.3 million in EBITDA over the trailing four quarters (T4Q's) (excluding one-time gains) whereas, Sportmart was losing a significant amount of money. In fact, Oshman's has earned $.95 per share through the first three-quarters of 2000 (once again, excluding one-time gains) versus a loss of ($.88) per share during same time-period the prior year. That's an improvement of +$1.83 per share year-over-year.

          . Oshman's debt levels are also significantly lower than the debt levels absorbed in conjunction with the Sportmart merger. Sportmart had bank debt in excess of $100 million whereas Oshman's debt at the end of the third quarter was $16 million, which was down significantly versus the prior years level of $48.5 million. In fact, based upon this third quarter debt level, we would expect them to have no borrowings under their bank line
                                            -------------
               at year-end:

          .    Oshman's has been very successful at closing their smaller
                                                                  -------
               unprofitable store locations over the past few years.
               Specifically, Oshman's operated 190 "traditional" smaller format stores during 1990 and that number is now down to 15 traditional stores. They have been successful at transitioning themselves into primarily a "super-store" format company.

          . Our Management team is also considerably more experienced and stable then it was even three years ago...

               . In fact, our executive team is considered to be amongst the best in the industry. Adding key Oshman's personnel will make us even better. This team should insure the integration goes smoothly.

               . Our top six executives have over 100+ years of combined Sporting Goods experience between them.

          . In summary, we believe we are extremely well prepared to successfully integrate and operate the Oshman's operations.


IV.  The Offer.

          . As outlined in the press release, our offer is $7.00 per share of Oshman's stock in cash plus .55 shares of Gart stock per share of Oshman's. The offer translates into $84.1 million for Oshman's shareholders in cash and Gart stock.

          . As also noted in the press release, CIT, the existing lender for both Gart and Oshman's has stepped to the table and committed financing a revolving line of credit for $300 Million in order to finance the combination. The revolver will be for a 4-year term.

V. We are very excited about this acquisition, and again, we feel that the combined company will deliver better results than either company could deliver on a stand-alone basis. In addition, we feel that the experience our team gained through the 1998 merger with Sportmart will benefit us greatly during the integration of Oshman's. We also feel our proven success from the Sportmart transaction should make our shareholders even more confident we're making the right strategic decision:

          . Our comparable store sales during the past six quarters compare very favorably with anyone in the industry.

          . We've managed to increase our cash income, or earnings before interest taxes depreciation and amortization (EBITDA) from $21.1 million in 1998 to $37.2 million in 2000, on a T4Q basis through the end of the third quarter this year (almost doubled).

          . We've delivered $.92 in EPS on a T4Q basis through the end of the third quarter this year versus $.23 for the full-year 1999.

          . Our management Team is experienced in Sporting Goods and in acquisitions/mergers.

          . Our significant systems infrastructure investments have put us in a position to handle acquisitions more seamlessly.

          . The combination is accretive to earnings per share in year one, excluding one-time integration costs.

          . Issuing 3+ million shares of Gart stock to Oshman's shareholders should help improve Gart's public float.

          .    The debt levels are manageable and reasonable.

          .    The financing is already committed to.

          . The price being paid to Oshman's shareholders is reasonable and compelling.

          .    Finally, this acquisition solidifies our position as the dominant
                                                                        --------
               full-line sporting goods retailer in the markets we operate in.

                             Gart Sports' History

Similar to the humble and historic beginnings of Oshman's Sporting Goods, Inc., the "Gart" name has been associated with quality sporting goods for more than 70 years. Denver Post newspaper carrier Nathan Gart traded in his over-the-shoulder bags, barking dogs and the crisp smell of fresh newsprint for the life of a young Denver businessman. It was a year before the historic stock market crash of 1929, and Nathan Gart started Gart Bros. with a mere $50 in fishing rod samples.

Gart Sports embraced a tradition of serving customers through fun and exciting displays and presentations of sporting goods and accessories. The company pioneered the "sporting goods super-store concept" in 1971, when it converted an automobile showroom into the now-famous Sportscastle. Customers came from throughout the Rocky Mountains to "experience" the unique building that sported two tennis courts on the roof, wide walking ramps to each floor and the most expansive display of sporting goods.

The last two decades proved to be an exciting time for the company, as it steadily increased its ability to serve more customers through partnerships involving such well-known names as Hagan's Sports Ltd., Stevens Brown of Salt Lake City, Dave Cooks Sporting Goods, and Denver's Jumbo Sports.


Sportmart Merger a Success
--------------------------

One of the most significant developments for the company was the merger with Illinois-based Sportmart in 1998. The combination of Gart and Sportmart blended customer service with high quality brand name merchandise selection. As a result, Gart Sports Company became the second largest, publicly traded, full-line sporting goods retailer in the United States.


Proud Sponsor of the National Sport Center for the Disabled
-----------------------------------------------------------

Gart Sports is proud to be a major sponsor of the National Sport Center for the Disabled. The National Sport Center for the Disabled is the largest and most successful program of its kind in the world. This program is an innovative non-profit organization that provides recreation for children and adults with disabilities. Such activities include downhill and cross-country skiing, snowboarding, hiking, biking, in-line skating, sailing, and many other recreational activities.


Gart Sports Today
-----------------

Gart Sports is the leading full-line sporting goods retailer in the Rocky Mountain region with 120 stores in 16 states. Stores under the Gart Sports and Sportmart names are located in California, Colorado, Illinois, Utah, Washington, Idaho, Minnesota, Wyoming, Ohio, Oregon, Wisconsin, Montana, New Mexico, Nevada, Indiana, and Iowa. The company's executive offices are located in Denver, Colorado.

[OSHMAN'S LOGO]


                               Oshman's History

Jake Oshman had been a figure in Texas dry goods for more than a decade when he noticed that the sporting goods items in a store he was liquidating were selling much faster than other merchandise. With that "business-opportunity seed" firmly planted in his mind, he opened his first Oshman's Sporting Goods store in 1919. By the time Jake died in 1965, he had built his business to become the largest sporting goods chain in Texas.


Oshman's Through the Years
---------------------------

Shortly after Jake Oshman's death, Alvin Lubetkin was named vice chairman and chief executive officer of Oshman's. While continuing to build the Oshman's chain, Lubetkin also purchased the name and associated trademarks of the then-defunct Abercrombie & Fitch. Lubetkin built it into a successful 25-store chain, which he later sold to The Limited in 1988.

Lubetkin's creative drive and managerial skills guided the company through a cycle of innovation in the 1970s and early 1980s. Lubetkin took the business from an 11-store chain in the Houston area to a dominant regional chain of more than 200 stores in the sunbelt by the mid 1980s.

Lubetkin soon recognized that the wave of the retail future was going to be the large format stores, and in 1987, he began the second cycle of innovation by experimenting with a "Big Box" concept for sporting goods. In 1990, the Oshman's SuperSports USA megastore concept began its rise. These stores included aspects of what makes Oshman's a success today and have been hailed as one of the most innovative store concepts in modern retailing. In fact, in 1992, Oshman's was named the "Best Store" in the Mall of America by USA Today.


Oshman's Known for its Commitment to Women & Sports(R)
------------------------------------------------------

Marilyn Oshman created Oshman's Women & Sports(R) program to fulfill the needs of today's active girls and women. Since 1991, Oshman's has sponsored Women & Sports(R) Day at its SuperSports USA stores. This program provides interaction with professional athletes, information about training, sports gear, active fashions, health, nutrition and career opportunities in sports. Oshman's was recently awarded the Retail Heroes Award by the Sporting Goods Manufacturers Association for their outstanding Women & Sports(R) program. A key element of the Women & Sports(R) program is Grants for Girls. Since 1994, Oshman's Grants for Girls initiative has awarded $575,000 to 590 organizations serving nearly 70,000 girls. Oshman's prides itself on keeping an inventory of hard-to-find items that enable female participants to perform at their peak.


Oshman's Today
--------------

Headquartered in Houston, Oshman's has serviced the sporting goods needs of its customers since 1919. The company operates 43 Oshman's SuperSports USA stores and 15 traditional stores. The vast majority of stores are located in Texas, California, Louisiana, New Mexico, and Arizona.